FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

ASX Announcement	Group Corporate Affairs National Australia Bank Limited ABN 12004044937 500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Tuesday 6 July 2004

2004 Interim Dividend Reinvestment Plan and Bonus Share Plan

The issue price for ordinary shares under the National’s Dividend Reinvestment Plan and Bonus Share Plan in respect of the 2004 interim dividend will be $28.9920 per share.  This represents a 2.5% discount to the arithmetic average of the daily volume weighted average price during the 15 trading days from 15 June 2004 to 5 July 2004 inclusive.

Shares will be allocated to participating shareholders on 14 July 2004, the interim dividend payment date.

For further information:

Brandon Phillips

Group Manager

Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Garry F Nolan

Date: 7 July 2004	Title:	Company Secretary